UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Fluent, Inc.

(Formerly known as Cogint, Inc.)

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

34380C201

(CUSIP Number)

Daniel Barsky, Esq.

Fluent, Inc.

300 Vesey Street, 9th Floor,

New York, New York 10282

(646) 669-7272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34380C201

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,334
	8.	SHARED VOTING POWER 3,796,831 (1)
	9.	SOLE DISPOSITIVE POWER 8,334
	10.	SHARED DISPOSITIVE POWER 3,796,831 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,805,165 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 3,796,831 shares of common stock, which includes 66,667 shares of the Issuer’s common stock underlying the Convertible Note (as defined below). Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)	Based on 16,871,826 shares of the Issuer’s common stock outstanding as of August 16, 2024 (based on the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024).

CUSIP No. 34380C201

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 3,796,831 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 3,796,831 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,796,831 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Gamma Trust beneficially owns 3,796,831 shares of common stock, which includes 66,667 shares of the Issuer’s common stock underlying the Convertible Note (as defined below). Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)	Based on 16,871,826 shares of the Company’s common stock outstanding as of August 16, 2024 (as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024).

CUSIP No. 34380C201

Explanatory Note

This Amendment No. 23 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013, Amendment No. 10 to the Schedule 13D filed on July 12, 2013, Amendment No. 11 to the Schedule 13D filed on February 14, 2014, Amendment No. 12 to the Schedule 13D filed on April 6, 2015, Amendment No. 13 to the Schedule 13D filed on January 20, 2016, Amendment No. 14 to the Schedule 13D filed on March 29, 2016, Amendment No. 15 to the Schedule 13D filed on May 18, 2016, Amendment No. 16 to the Schedule 13D filed on July 21, 2016, Amendment No. 17 to the Schedule 13D filed on December 28, 2016, Amendment No. 18 to the Schedule 13D filed on December 22, 2017, Amendment No. 19 to the Schedule 13D filed on April 6, 2018, Amendment No. 20 to the Schedule 13D filed on February 14, 2019, Amendment No. 21 to the Schedule 13D filed on September 25, 2023 and Amendment No. 22 filed on May 20, 2024 (together the “Original Schedule 13D”), by Phillip Frost, M.D. (“Frost”) and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”).

Item 1.	Security and Issuer.

This Schedule 13D is filed by the Reporting Persons with respect to shares of common stock, par value $0.0005 per share, of Fluent, Inc., a Delaware corporation (the “Issuer”), formerly known as Cogint, Inc., formerly known as IDI, Inc., the successor to Tiger Media, Inc., SearchMedia Holdings Limited, Ideation Acquisition Corp. and ID Arizona Corp. The principal executive offices of the Issuer are located at 300 Vesey Street, 9th Floor, New York, New York 10282.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows.

The information set forth or incorporated under the heading “Explanatory Note” and in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

The source of funds used by the Reporting Persons for the acquisition of securities of the Issuer reported herein is the working capital of Gamma Trust.

Item 4.	Purpose of Transaction.

No material change.

CUSIP No. 34380C201

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owner of 3,805,165 shares of common stock of the Issuer, which includes 66,667 shares of the Issuer’s common stock underlying the Convertible Note, representing 22.5% of the Issuer’s common stock. The percentage of beneficial ownership is based upon 16,871,826 shares of the Company’s common stock outstanding as of August 16, 2024 (as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024).

(b) The information contained on the cover page to this Amendment is incorporated herein by reference.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons during the past sixty days:

On July 5, 2024, the Reporting Persons exercised 591,017 pre-funded warrants for 591,017 shares of the Company’s common stock. The information set forth or incorporated under Item 6 is incorporated by reference in its entirety into this Item 5.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 19, 2024, the Reporting Persons entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer to purchase a convertible subordinated promissory note (the "Convertible Note") for a purchase price of $200,000. The Convertible Note matures on April 2, 2029, bears interest at 13% per annum payable quarterly in cash subject to certain payment conditions or in-kind. Subject to certain payment conditions, the Issuer may prepay the Convertible Note in whole or in part at any time upon ten days’ written notice; provided that, no prepayment will be permitted prior to the stockholder approval described below without the consent of the applicable holder.

The Reporting Persons are entitled to convert the Conversion Amount (as defined in the Convertible Note) of the Convertible Note into shares of the Issuer’s common stock at a conversion price equal to the lesser of (i) $3.01, and (ii) the greater of (A) the consolidated closing bid price of the Issuer’s common stock as reported on Nasdaq on the applicable conversion date and (B) $1.00, in each case subject to adjustments for stock splits, recapitalizations and the like. However, the applicable conversion price will, in no event, be lower than the price established by clause (ii) above unless and until the Issuer’s stockholders have approved matters related to the issuance of common stock upon conversion of the Convertible Notes, which vote is expected to take place at the Company’s 2024 annual meeting of stockholders. The Convertible Notes are subject to additional limits on conversion until stockholder approval is obtained, including an aggregate limit on the number of shares that may be issued upon conversion to 19.99% of the Issuer’s outstanding shares of common stock and provisions to prevent a change of control as defined in the rules of the Nasdaq Stock Market. The Issuer has agreed to use its reasonable efforts to secure stockholder approval at such meeting, including providing a recommendation “FOR” approval by the Issuer’s board of directors. The Reporting Persons will be permitted to vote on such proposal, but may not vote any shares of common stock resulting from conversion of the Reporting Persons’ Convertible Note prior to such vote. No underwriting discounts or commissions were paid with respect to the Convertible Notes.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1    Joint Filing Agreement, dated August 26, 2024 by and between the Reporting Persons.

Exhibit 99.2    Form of Securities Purchase Agreement, dated as of August 19, 2024, by and between Fluent, Inc. and the purchasers party thereto (incorporated by reference to Exhibit 10.10 on the Issuer’s Form 10-Q, filed on August 19, 2024).

Exhibit 99.3    Form of Convertible Subordinated Promissory Note, dated as of August 19, 2024 (incorporated by reference to Exhibit 10.11 on the Issuer’s Form 10-Q, filed on August 19, 2024).

CUSIP No. 34380C201

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2024	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

FROST GAMMA INVESTMENTS TRUST

Dated: August 26, 2024	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee